April 19, 2022

VIA EDGAR

Mr. David Orlic
Ms. Christina DiAngelo Fettig
Ms. Melissa McDonough
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:        Great Elm Capital Corp.
Form 10-K
Filed March 4, 2022
File No. 814-01211

Registration Statement on Form N-2
Filed March 4, 2022
File No. 333-263282

Dear Mr. Orlic, Ms. Fettig and Ms. McDonough:

Great Elm Capital Corp. (“GECC”) submits this letter in response to the oral comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission received by telephone on April 4, 2022, relating to GECC’s Annual Report on Form 10-K for the year ended December 31, 2021, filed on March 4, 2022, and GECC’s Registration Statement on Form N-2 (the “Registration Statement”) filed on March 4, 2022.

Simultaneously herewith, GECC has filed an amended Annual Report on Form 10-K (the “Amended Form 10-K”) and Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

FORM 10-K

General

1.          Please provide the fee table disclosure required by Instruction 4(h)(2) to Item 24 of Form N-2.

RESPONSE:  In response to the Staff’s comment, GECC has made the requested revisions in the Amended Form 10-K.

2.          Please explain why the Selected Risks Associated with Our Business summary on page 2 refers to the section titled “Risk Factors” immediately following the summary when the section titled “Risk Factors” does not immediately follow the summary.

U.S. Securities and Exchange Commission
Division of Investment Management
April 19, 2022

RESPONSE:  In response to the Staff’s comment, GECC confirms that it will revise the disclosure in future filings.

3.          Please advise whether GECC considered any disclosure in Item 1, included in Part I of Form 10-K, related to the change in GECC’s status as an emerging growth company (“EGC”).

RESPONSE: In response to the Staff’s comment, GECC confirms that it determined that it was no longer an EGC as of December 31, 2021 and considered and revised relevant disclosures accordingly.

Item 1. Business, Page 3

4.          In future filings, please correct the reference to “5% of the fair market value of our portfolio” to be consistent with subsequent references to percentages of GECC’s investment portfolio, which exclude cash and short-term investments.

RESPONSE:  In response to the Staff’s comment, GECC confirms that it will revise the disclosure in future filings and that it has made such revisions in the Amended Registration Statement.

Item 1A, Risk Factors, Page 20

5.          Please clarify the reference to GECC owning 9% of Avanti Communications Group plc’s (“Avanti”) debt, including second lien senior secured notes and a 1.5 lien secured loan, to be consistent with the three tranches of Avanti debt investments disclosed in the Consolidated Schedule of Investments.

RESPONSE: In response to the Staff’s comment, GECC confirms that it will make clarifying revisions to the disclosure in future filings and that it has made such revisions in the Amended Registration Statement.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, Page 48

6.          Please explain whether dividend reinvestment plan shares are required to be disclosed under Item 701 of Regulation S-K as recent sales of unregistered securities.

RESPONSE: During 2021, GECC paid a quarterly cash dividend of $0.60 per share.  GECC has adopted a dividend reinvestment plan that provides for reinvestment of its dividends and other distributions on behalf of its stockholders, unless a stockholder elects to receive cash. In accordance with the terms of the dividend reinvestment plan, the plan administrator may purchase shares of GECC’s common stock in the open market in connection with any dividends.  In response to the Staff’s comment, GECC confirm that there were no unregistered sales of GECC’s common stock in connection with the dividend reinvestment plan during 2021.  In response to the Staff’s comment, GECC confirms that it will make clarifying revisions to the disclosure in future filings and that it has made such revisions in the Amended Registration Statement.

U.S. Securities and Exchange Commission
Division of Investment Management
April 19, 2022

Share Price Data, Page 49

7.          Please explain how Items 8.5(c) and (d) of Form N-2 are specifically addressed in current disclosure.

RESPONSE: Item 8.5(c) of Form N-2 requires share price and corresponding net asset value (“NAV”) and premium/discount information as of the latest practicable date. Item 8.5(d) of Form N-2 requires disclosure of whether a registrant’s common stock has historically traded for an amount less than, equal to, or exceeding NAV and any methods undertaken or to be undertaken by the registrant that are intended to reduce any discount (such as the repurchase of fund shares, providing for the ability to convert to an open-end investment company, guaranteed distribution plans, etc.), including the effects that these measures have or may have on the registrant. GECC’s current share price data disclosure includes the share price and corresponding NAV and premium information as of December 31, 2021, which was the latest practicable date such information is available. Additionally, GECC’s current share price disclosure includes historical NAV calculations, share high and low price and premium/discount information as of quarter end for each of the last two fiscal years. In response to the Staff’s comment, GECC confirms that it will make clarifying revisions to the disclosure in future filings. In response to the Staff’s comment, GECC has made revisions in Amended Registration Statement with respect to historical trading prices relative to NAV and confirms that GECC does not take active measures, i.e. it does not currently have a share repurchase program, provide for the ability to convert to an open-end investment company, or have a guaranteed distribution plan, that are intended to reduce any trading discount to NAV.

Financial Highlights, Page 51

8.          In future filings, please include the disclosure requirements of general instruction 2 to Item 4 of Form N-2.

RESPONSE:  In response to the Staff’s comment, GECC confirms that it will make clarifying revisions to the disclosure in future filings and that it has made such revisions in the Amended Registration Statement.

Management’s Discussion & Analysis of Financial Condition and Results of Operations, Page 61

9.          Reference is made to a certain California Pizza Kitchen, Inc. (“CPK”) investment restructuring. Please confirm whether this restructuring was considered a “modification of an instrument” or an “extinguishment and re-issuance” and supplementally explain the accounting treatment.

RESPONSE:    The November 2020 restructuring of GECC”s investments in CPK was considered a modification for each of the instruments.  GECC’s existing debt investments were converted into new debt and new common equity interests in CPK with the original amortized cost basis of the existing debt investments carried to the new investments based on the specific conversion terms for each debt investment.

U.S. Securities and Exchange Commission
Division of Investment Management
April 19, 2022

Consolidated Financial Statements

Notes to Consolidated Financial Statements, General

10.          Please explain why the notes to the consolidated financial statements do not include a note relating to capital share transactions, which has been included in prior years.

RESPONSE: In response to the Staff’s comment, GECC confirms that the consolidated financial statements do not include a note relating to capital share transactions since no such transactions occurred during the year ended December 31, 2021 that would require a separate note to the consolidated financial statements.  Based on the current year activity, all required capital disclosures are included in the consolidated statement of changes in net assets.

Report of Independent Registered Public Accounting Firm, Page F-2

11.          Please explain why no critical accounting matters were included in the Report of Independent Registered Public Accounting Firm.

RESPONSE:   In response to the Staff’s comment, GECC has made the requested revisions in the Amended Form 10-K.

Consolidated Statements of Assets and Liabilities, Page F-3

12.          Please confirm whether there are any open payables to directors or trustees?

RESPONSE: In response to the Staff’s comment, GECC confirms there are no open payables to directors or trustees.

Consolidated Statements of Operations, Page F-4

13.          During the previous fiscal year there was realized gain on repurchase of debt. Please explain whether this had any effect or impact on incentive fee calculations.

RESPONSE: In response to the Staff’s comment, GECC confirms that there was no impact to the incentive fee calculations for the previous fiscal year, however, such gains are included in the trailing twelve quarters pre-incentive fee net return hurdle calculated under the mandatory deferral provision of investment management agreement.  There was no impact to the payments made under the mandatory deferral provisions of the investment management agreement.

U.S. Securities and Exchange Commission
Division of Investment Management
April 19, 2022

Schedule of Investments, Pages F-8 through F-15

14.          As applicable, please disclose a dividend rate for preferred stock investments that are not marked as “non-income producing.”

RESPONSE: In response to the Staff’s comment, GECC confirms that it will make clarifying revisions to the disclosure in future filings and that it has made such revisions in the Amended Registration Statement.

Schedule of Investments, Page F-12

15.          Please confirm whether the investment in TRU (UK) Asia Limited Liquidating Trust should be a non-qualifying asset?

RESPONSE: In response to the Staff’s comment, GECC notes that the correct name for TRU (UK) Asia Limited Liquidating Trust is TRU Taj Trust, which is a liquidating trust formed in Delaware and is a qualifying asset. In response to the Staff’s comment, GECC confirms that it will revise the name and address of this entity in future filings and that it has made such revisions in the Amended Registration Statement. GECC further notes that its investment in Tru (UK) Asia Limited is a non-qualifying asset and correctly marked as such.

Notes to Consolidated Financial Statements, Significant Accounting Policies, Page F-23

16.          In future filings, please describe GECC’s accounting policy for deferred offering costs.

RESPONSE:  In response to the Staff’s comment, GECC confirms its future Annual Reports on Form 10-K will include GECC’s accounting policy for deferred offering costs.

Notes to Consolidated Financial Statements, Fair Value Hierarchy Chart, Page F-31

17.          Please reconcile the Level 3 investment total with the investments marked as Level 3 in the schedule of investments.

RESPONSE: In response to the Staff’s comment, GECC confirms that the investment in ECL Entertainment, LLC 1st lien secured loan was inadvertently identified as a Level 3 investment in the schedule of investments, notwithstanding that it was classified as a Level 2 investment as of December 31, 2021 and appropriately classified as such within the fair value hierarchy chart in the notes to the consolidated financial statements.  There is no material impact to the user of the financial statements. In response to the Staff’s comment, GECC confirms that it will make corrective revisions to the disclosure in future filings and that it has made such revisions to the schedule of portfolio companies in the Amended Registration Statement.

U.S. Securities and Exchange Commission
Division of Investment Management
April 19, 2022

Notes to Consolidated Financial Statements, Financial Highlights Table, Page F-40

18.          Please confirm that the “Financial Highlights” table on page F-40 of the Annual Report on Form 10-K includes estimates for excise taxes.

RESPONSE: In response to the Staff’s comment, GECC confirms that the “Financial Highlights” table does not include estimates for excise taxes for the years ended December 31, 2021 and 2020.  The impact of including the estimate of excise taxes in the respective ratios is not material. In response to the Staff’s comment, GECC confirms that it will make corrective revisions to the disclosure in future filings and that it has made such revisions in the Amended Registration Statement.

REGISTRATION STATEMENT ON FORM N-2

General

1.          Please explain why this offering is not being made pursuant to the Shelf Registration Statement.

RESPONSE: GECC is eligible to use its effective registration statement on Form N-2 (Registration No. 333-261274) (the “Shelf Registration Statement”) for certain securities offerings, but the amount of such offerings is currently limited to one-third of GECC’s non-affiliate public float during the period of twelve calendar months immediately prior to such offering, in accordance with Instruction I.B.6 to Form S-3. GECC anticipates that the aggregate amount of securities offered under the Amended Registration Statement will exceed one-third of GECC’s non-affiliate public float.

2.          Please explain how GECC is qualified to rely on General Instruction A.2 to Form N-2.

RESPONSE:   Although this specific transaction is not eligible to rely to General Instruction A.2., GECC is qualified to rely on General Instruction A.2 to Form N-2 for certain securities offerings, but the amount of such offerings is currently limited to one-third of GECC’s non-affiliate public float during the period of twelve calendar months immediately prior to such offering, in accordance with Instruction 1.B.6 to Form S-3. A business development company is eligible to rely on General Instruction A.2 to Form N-2 if: (i) the registrant meets the requirements of General Instruction I.A. of Form S-3; and (ii) the registration statement to be filed pursuant to General Instruction A.2 to Form N-2 relates to a transaction specified in General Instruction I.B. or I.C of Form S-3, as applicable, and meets all of the conditions to the transaction specified in the applicable instruction. GECC meets the requirements of General Instruction I.A. of Form S-3 and is eligible under General Instruction I.B.6 of Form S-3, subject to limitations contained therein and reference in response to the Staff comment immediately above.  As a business development company, GECC is not registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and is therefore not subject to clause b of General Instruction A.2.

3.          Please provide an updated consent of GECC’s independent auditor with the Amended Registration Statement.

U.S. Securities and Exchange Commission
Division of Investment Management
April 19, 2022

RESPONSE:  In response to the Staff’s comment, GECC has filed an updated consent of its independent auditor as Exhibit (n)(1) to the Amended Registration Statement.

Cover Page

4.          To the extent subscription price is known, include on the cover page to the prospectus or include language explaining to investors how they will be informed of the subscription price.

RESPONSE:  In response to the Staff’s comment, GECC has made the requested revisions in the Amended Registration Statement.

5.          Please confirm whether the activity noted with respect to shares issuances subsequent to December 31, 2021 is material.  If material, please provide an adjusted NAV value that accounts for these share issuances.

RESPONSE:  In response to the Staff’s comment, GECC confirms that the share issuances subsequent to December 31, 2021 that are noted on the cover page to the prospectus represented less than 3% of the total outstanding shares.  GECC also confirms that NAV is provided throughout the Registration Statement as of the most recent practicable date.

Purpose of the Offer; Use of Proceeds, Page 2

6.          Please clarify which macro events were considered by providing examples.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revisions in the Amended Registration Statement.

Great Elm Capital Management, Inc., Page 4

7.          Please confirm whether Peter Reed is on investment committee of Great Elm Capital Management Inc. (“GECM”).

RESPONSE: In response to the Staff’s comment, GECC confirms that Peter Reed is no longer a member of GECM’s investment committee and that GECC has made appropriate revisions in the Amended Registration Statement.

Risk Factor Summary, Page 6

8.          Please consider adding a risk factor regarding rising interest rates.

RESPONSE:  In response to the Staff’s comment, GECC has made the requested revisions in the Amended Registration Statement.

U.S. Securities and Exchange Commission
Division of Investment Management
April 19, 2022

Conflicts of Interest, Page 7

9.          Please clarify in the second paragraph that GECC’s participation in any investment opportunities in investments made by investment funds managed by investment managers affiliated with GECM is subject to compliance with the SEC order dated May 12, 2020 (Release No. 33864) (The “Exemptive Relief Order”).

RESPONSE:  In response to the Staff’s comment, GECC has clarified in the Amended Registration Statement that GECC’s participation in any negotiated co-investment opportunities (other than those in which the only term negotiated is price) with investment funds managed by investment managers under common control with GECM is subject to compliance with the Exemptive Relief Order.

Recent Developments, Page 9

10.          Please update recent developments related to management to be consistent with GECC’s subsequently filed Current Reports on Form 8-K.

RESPONSE:  In response to the Staff’s comment, GECC has made the requested revisions in the Amended Registration Statement.

11.          Please update the reference to “aggregate purchase prices” with respect to the Sterling Commercial Credit, LLC transaction.

RESPONSE:  In response to the Staff’s comment, GECC has made the requested revisions in the Amended Registration Statement.

12.          Please update recent developments related to management to be consistent with GECC’s subsequently filed Current Reports on Form 8-K.  Please clarify whether GECM’s contingent incentive fee waiver is contingent on the success of the rights offering or any other factor and whether GECM can withdraw such waiver.

RESPONSE:  In response to the Staff’s comment, GECC has made the requested revisions in the Amended Registration Statement.

Fees and Expenses, Page 11

13.          Please update the table to include the $15 transaction fee with respect to the Dividend Reinvestment Plan described on page 109.

RESPONSE:  In response to the Staff’s comment, GECC has made the requested revisions in the Amended Registration Statement.

Risk Factors, Pages 13, 15, 17, 18, 20, 25, 31, 38 and 39

14.          Please clarify that by exercising its rights in the rights offering that such exercise does not guarantee realization of any value for an investor.

U.S. Securities and Exchange Commission
Division of Investment Management
April 19, 2022

RESPONSE:  In response to the Staff’s comment, GECC has made the requested revisions in the Amended Registration Statement.

15.          Please clarify whether GECC also determined, as of December 31, 2021, that the fair value of its holdings of Avanti’s common stock is zero.

RESPONSE:  In response to the Staff’s comment, GECC has made the requested revisions in the Amended Registration Statement.

16.          Please advise whether GECC invests in unitranche loans and whether such investments are made in first out or last out tranches. If so, please disclose risks associated with such investment.

RESPONSE:  In response to the Staff’s comment, GECC confirms that it does not currently have any investments in unitranche loans.

17.          With respect to risks related to unfunded commitments, please clarify if this adverse impact refers to liquidity of the shares or liquidity of the portfolio investment.

RESPONSE:  In response to the Staff’s comment, GECC has made revisions in the Amended Registration Statement to clarify that the adverse impact would be to GECC’s cash reserves and liquidity position.

18.          Please clarify that with respect to any lender’s liability claim that, as a BDC, GECC is required to provide significant managerial assistance, which exacerbates this risk.

RESPONSE:  In response to the Staff’s comment, GECC has made the requested revisions in the Amended Registration Statement.

19.          Please clarify that the Federal Reserve Board has raised interest rates in 2022.

RESPONSE:  In response to the Staff’s comment, GECC has made the requested revisions in the Amended Registration Statement.

20.          Please advise if there is a threshold on the aggregate amount of investments that represent less than 1% of NAV over which GECC would engage an independent valuation firm to confirm the value of such investments and, if, in the aggregate, these investments constitute a material portion of the portfolio.

RESPONSE:  In response to the Staff’s comment, GECC confirms that it consults with an independent valuation firm in valuing all securities in which it invests that are classified as “Level 3,” other than individual investments which are less than 1% of NAV as of the applicable quarter end. GECC confirms that it internally values individual investments representing less than 1% of NAV and internally valued positions may not comprise more than 5% of NAV in the aggregate. GECC confirms that, in the aggregate, Level 3 investments that are less than individually 1% of NAV do not represent a material portion of the portfolio.

U.S. Securities and Exchange Commission
Division of Investment Management
April 19, 2022

21.          Please advise whether GECC utilizes repurchase agreements or derivatives for leverage purposes. If so, please confirm the leverage treatment under the Investment Company Act of unfunded portions of revolving loans and delayed draw term loans.

RESPONSE:  In response to the Staff’s comment, GECC confirms that it does not utilize repurchase agreements or derivatives for leverage purposes.

22.          Please confirm whether the corresponding net return to common stockholder of 14.35% in Table 1 of the illustration table should be negative.

RESPONSE:  In response to the Staff’s comment, GECC confirms that such number should be negative and has made the revision in the Amended Registration Statement.

Share Price Data Chart, Page 46

23.          Please update the Share Price Data table for most recent quarter ended March 31, 2022.

RESPONSE:  In response to the Staff’s comment, GECC has made the requested revisions in the Amended Registration Statement.

24.          Please update the narrative following the Share Price Data table to also include the NAV and premium/ discount information.

RESPONSE:    In response to the Staff’s comment, GECC’s confirms that current share price data disclosure includes the NAV and related premium and discount information as of the latest practicable date such information is available.

Portfolio Companies, Page 58

25.          Please update the reference to “5% of the fair market value of our portfolio” to be consistent with other references to percentages of GECC’s investment portfolio, which exclude cash and short-term investments.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revisions in the Amended Registration Statement.

The Company, Page 79

26.          Please update the reference to “5% of the fair market value of our portfolio” to be consistent with other references to percentages of GECC’s investment portfolio, which exclude cash and short-term investments.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revisions in the Amended Registration Statement.

The Company; Investment Management Agreement; Payment of Expenses, Page 87

U.S. Securities and Exchange Commission
Division of Investment Management
April 19, 2022

27.          Please confirm whether GECC has policies and procedures in place to calculate reimbursement of administrative expenses insofar as they relate to compensation and overhead of administrator personnel and rent. To the extent applicable, please describe the allocation mechanics in the N-2.

RESPONSE:  In response to the Staff’s comment, GECC confirms that it has policies and procedures in place to calculate reimbursement of administrative expenses insofar as they relate to compensation and overhead of administrator personnel and rent on a quarterly basis.  Compensation of administrator personnel is allocated based on time allocation for the period.  Other overhead expenses are based on a combination of time allocation and total headcount.  In response to the Staff’s comment, GECC has made the requested revisions in the Amended Registration Statement.

The Company; Administration Agreement, Page 94

28.          Please clarify whether “all costs and expenses that are incurred in our operation and transactions and not specifically assumed by GECM pursuant to the Investment Management Agreement” includes rental expense.

RESPONSE: In response to the Staff’s comment, GECC confirms that all costs and expenses that are incurred in its operation and transactions and not specifically assumed by GECM pursuant to the Investment Management Agreement includes rental expense.  In response to the Staff’s comment, GECC has made the requested revisions in the Amended Registration Statement.

The Company; Brokers Allocation and Other Practices, Page 95

29.          Please confirm whether the brokerage commission payments made to Imperial Capital, LLC were in compliance with the relevant provisions of the Investment Company Act.

RESPONSE: In response to the Staff’s comment, GECC confirms that the brokerage commission payments made to Imperial Capital, LLC were in compliance with the relevant provisions of the Investment Company Act.

Management; Corporate Governance; Director Independence, Page 99

30.          Please advise whether the majority of GECC’s board of directors is comprised of independent directors?

RESPONSE: In response to the Staff’s comment, GECC confirms that, as of March 15, 2022, the majority of GECC’s board of directors is comprised of independent directors.

Management; Our Portfolio Managers; Other Accounts Managed, Page 103

31.          Please confirm whether GECM was primarily responsible for one or two Other Pooled Investment Vehicles.

RESPONSE: In response to the Staff’s comment, GECC confirms that GECM was primarily responsible for two Other Pooled Investment Vehicles.  In response to the Staff’s comment, GECC has updated this disclosure in the Amended Registration Statement.

U.S. Securities and Exchange Commission
Division of Investment Management
April 19, 2022

Management; Portfolio Manager’s Material Conflicts of Interest, Page 104

32.          Please clarify that GECM’s allocation of investment opportunities is subject to compliance with the Exemptive Relief Order.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revisions in the Amended Registration Statement.

Incorporation by Reference, Page 125

33.          If GECC is not filing the Registration Statement pursuant to General Instruction A.2 to Form N-2, please delete the reference to any future filings that GECC may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of the prospectus, until all of the securities offered by the prospectus have been sold or GECC otherwise terminates the offering, as being incorporated by reference and provide hyperlinks for all filings that will be incorporated by reference into the Amended Registration Statement.

RESPONSE:  In response to the Staff’s comment, GECC has made the requested revisions in the Amended Registration Statement.

Exhibits, Page C-1

34.          Please either file the opinion of counsel at least five business days prior to requesting effectiveness of the Registration Statement or file in draft form with the Amended Registration Statement.

RESPONSE: In response to the Staff’s comment, GECC has included a form of opinion of counsel with the Amended Registration Statement.

*  *  *  *  *

GECC believes that the information contained in this response letter, together with the Amended Form 10-K and Amended Registration Statement, is responsive to the oral comments received from the Staff on April 4, 2022.

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

U.S. Securities and Exchange Commission
Division of Investment Management
April 19, 2022

Thank you for your attention to this matter.

Very truly yours,

/s/ Adam M. Kleinman
Adam M. Kleinman
Chief Compliance Officer and Secretary

cc:          Rory T. Hood
Jones Day